Battlers Corp.

No.1 Street, Sophora Court

1/27, Larnaka, Cyprus, 6021

Tel. +302111983153

E-mail: company@battlerscorp.com

November 21, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Attention: Mr. Justin Dobbie

                Legal Branch Chief

                Office of Transportation and Leisure

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-213393) of Battlers Corp. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Wednesday, November 23, 2016, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Registrant acknowledges that:

a)    Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

b)    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and

c)    The Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at +302111983153 with any questions regarding this matter.

Very truly yours, Battlers Corp.

By:	/s/ Stepan Feodosiadi

Name: Title:	Stepan Feodosiadi Chief Executive Officer and President of Battlers Corp.